PO Box 63623 Capilano PO

North Vancouver, BC  V7P 3P1

October 5, 2017

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC

20549

Attn: Rufus Decker

Re:  North American Nickel Inc. Form 20-F/A for Fiscal Year Ended December 31, 2016, Re-filed October 5, 2017. File No. 001-14740

Dear Rufus,

Further to your letter dated September 14, 2017, we confirm the change requested in providing audited comparative financial statements that cover the latest three fiscal years in our filing of Amendment No.1 on Form 20-F.

We trust the filing of our Amendment No.1, will resolve your comments. Please contact the undersigned if additional comments arise.

Sincerely,

NORTH AMERICAN NICKEL INC.

“SIGNED”

Keith Morrison
Chief Executive Officer